November 26, 2008

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ATP Oil & Gas Corporation
Comment Letter Dated October 29, 2008
Form 10-K for Fiscal Year Ended December 31, 2007, Filed March 7, 2008
File No. 1-32647; Schedule 14A, Filed April 28, 2008 File No. 1-32647

Ladies and Gentlemen,

Set forth below are the responses of ATP Oil & Gas Corporation (“we,” “ATP” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the comment letter of the Staff dated October 29, 2008. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter. We do not believe that these items, individually or in the aggregate, are sufficiently material in substance to warrant filing an amendment to our Annual Report on Form 10-K for the year ended December 31, 2007. Therefore, with your approval, we propose incorporating these changes and clarifications in our Annual Report on Form 10-K for the year ended December 31, 2008 (“2008 Form 10-K”), the due date for which is March 2, 2009, and future filings. In several of our responses below, we describe where we will address the comments in our 2008 Form 10-K by referring to the corresponding portions of our 2007 Form 10-K.

General

1.	In future periodic reports please correct the Commission File Number indicated on the cover to be 001-32647.

Response:

We will use the file number you have directed in all future filings.

Form 10-K filed March 7, 2008

Controls and Procedures, page 47

2.	Please revise to describe the events surrounding the determination of the material weakness in your internal control over financial reporting, including who identified the weakness and when the weakness first began. Include dates of corrective actions and any associated material costs.

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

Response:

We supplementally advise the Staff of the following events surrounding the determination of the material weakness. In late February of 2008, our independent auditors, Deloitte & Touche (“D&T”), made two separate inquiries related to our preliminary calculations of depletion, depreciation and amortization (“DD&A”) and impairment. These inquiries resulted in our recognition that two errors existed in these calculations, both of which overstated expense in our draft of the financial statements.

We reviewed our processes surrounding the calculation of DD&A and impairment and confirmed that two properly designed key controls were in place to detect such errors, although such controls had not yet operated at the time the preliminary calculations were provided to our independent auditors at year end. These controls had operated effectively in the quarters preceding December of 2007. After considering the facts surrounding the identification of the errors and the related timing and discussions with our independent auditors, we concluded we needed to report a material weakness. In response, we implemented certain changes to our process, primarily consisting of formalizing the timing of the reconciliation, review and monitoring process related to our DD&A and impairment calculations before such information is delivered to our independent auditors. Although no changes to our key application controls over these accounts were needed to effectively remediate this reported material weakness, the process changes described in Item 9A of our Form 10-K were implemented in the first quarter of 2008. Given that the nature of these changes primarily consisted of formalizing the timing of existing reviews and adding additional supervisory reviews over the existing key controls, they were implemented at minimal cost.

3.	You state that “Other than with respect to the identification of this weakness in internal control procedures, there was no change in our internal control over financial reporting during the quarter and year ended December 31, 2007 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.” In the sentence immediately preceding this one, it appears that you describe changes that involve more than merely identification of the weakness. Please advise. In addition, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

As described in our response to question 2 above, the remediation occurred during the first quarter of 2008, not the fourth quarter of 2007.

2 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

4.	In your Form 10-Q filed May 12, 2008, you state that “As noted above, during the three months ended March 31, 2008, there have been changes to our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.” Above this statement, you only disclose that you “have taken appropriate steps to ensure that the process and key controls over these accounts operate as designed in order to maintain effective detective and monitoring controls over these accounts for the first quarter of 2008 and on a prospective basis.” Expand your discussion to discuss the specific steps taken and any associated material costs.

Response:

Given that our material weakness resulted from the failure of properly designed key controls to occur on a timely basis (i.e. an operating deficiency rather than a design deficiency), the disclosures in Item 9A of our 2007 Form 10-K and in Item 4 of our first quarter 2008 Form 10-Q are intended to convey that the changes we implemented were to insure that the reconciliation, review and monitoring process related to existing controls over our DD&A and impairment calculations occur on a more timely basis. Because there were no design changes to the key application controls over these accounts, we did not want our disclosures to imply that costly changes were required to remediate the material weakness. As a result, we submit that the existing disclosures adequately convey the relevant changes that we have made without implying that a significant cost and effort was required to do so.

Schedule 14A filed April 28, 2008

5.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response:

ATP’s future filings will be consistent with the responses provided below to each of the Staff’s comments. References in Comments 6-16 below to ATP’s “President,” unless otherwise noted, mean T. Paul Bulmahn, ATP’s President from 1991 through May 21, 2008. Effective May 21, 2008, as disclosed in ATP’s Current Report on Form 8-K filed May 27, 2008, Mr. Bulmahn became Chief Executive Officer and Mr. Leland E. Tate was promoted to President of ATP. Mr. Bulmahn remains Chairman of ATP’s Board, but does not receive compensation in such capacity. As a general response, ATP notes that several of your comments would require the disclosure of specific information that is part of the confidential employment relationship between ATP and the Named Executive Officers. ATP requires each of its employees to maintain the confidential nature of their compensation, as well as their performance evaluations. ATP, in turn, respects the confidential nature of that information. Disclosure of the subjective performance evaluations of an individual would be a breach of that confidential relationship, and could potentially cause individual executives to become attractive targets for recruiters or competitors. Further, in some instances, as noted below, we do not believe the information requested is material to understanding ATP’s compensation program and as such is not required to be disclosed pursuant to Item 402 of Regulation S-K.

3 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

Compensation Discussion and Analysis, pages 13 through 18

Overview, page 13

6.	You mention perquisites as an element of your executive compensation program, but there is no further discussion in the Compensation Discussion and Analysis or elsewhere in the executive compensation disclosure as to what the perquisites are, and there is no disclosure as to any amounts of perquisites received by the named executive officers. Please tell us what the perquisites are, and please review whether the perquisites received by named executive officers require disclosure pursuant to Item 402(c)(ix) of Regulation S-K, and include any required disclosure in future filings.

Response:

We acknowledge your comment and in future filings will clarify that ATP offers a very limited number of perquisites to its executive officers. The value of these perquisites was less than $10,000 per person in each of 2006 and 2007 and, therefore was not included in the amounts shown in the “All Other Compensation” column in the Summary Compensation Table. See Item 402(c)(ix)(A). In future filings, we will disclose any perquisites for any of the Named Executive Officers that are valued at $10,000 or more per person on an annual basis.

Compensation Committee Composition and Duties, pages 13 to 14

7.	You state that the Compensation Committee reviews the compensation package of the President and recommends his compensation package to the Board for approval. Your disclosure, however, does not discuss the role of the President in discussions concerning the President’s compensation. For example, does he meet with the compensation consultant to discuss his compensation package? Does he attend Compensation Committee meetings? Does he participate in Compensation Committee discussions concerning his compensation? Does he participate in the portion of the Board meetings in which the Compensation Committee recommends his compensation package to the Board? Does he recuse himself from the Board’s deliberations and vote with regard to the approval of his compensation package? Please describe in greater detail the involvement of the President and the other named executive officers in the compensation process.

Response:

In 2006 and 2007, as stated in our 2008 proxy statement, (i) the Compensation Committee was responsible for recommending to the independent members of the Board the President’s compensation and (ii) the committee delegated to the President the responsibility for determining salaries, bonuses, and other forms of incentive compensation, including the granting of awards under the 2000 Stock Plan, for officers other than the President. In future filings, due to position changes noted in our response to Comment 5 above, we will disclose the role of Mr. Bulmahn, as Chief Executive Officer, and Mr. Tate, as President, in determining compensation. In addition, in future filings we will disclose that: (i) neither Mr. Bulmahn nor Mr. Tate attends Compensation Committee meetings, nor participates in the committee’s

4 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

discussions regarding their compensation; (ii) they both recuse themselves from the Board’s deliberations and votes regarding their compensation; and (iii) they do not meet separately with the compensation consultant to specifically discuss their own compensation. Similarly, none of the other Named Executive Officers are involved in the determination of their own compensation.

Executive Compensation Decision Factors, pages 14 to 16

8.	You discuss a benchmarking process in which the Compensation Committee, with the help of information prepared and presented by the compensation consultant, benchmarks the compensation of the named executive officers against peer group proxy data and published executive compensation surveys. You present information about how the named executive officers’ compensation compares to “market reference points” at the 50th and 75th percentile. However, you present this information on an aggregated basis for all of the named executive officers, rather than presenting it officer by officer. Also, the information appears to be based on 2006 data with certain projected annual increases for 2007. Please present the discussion on an officer by officer basis instead of aggregating all of the named executive officers together. Please also add a discussion as to how the actual compensation paid for 2007 compares to the benchmarks.

Response:

The Compensation Committee reviewed and analyzed the Market Reference Points presented by its executive compensation consultant, Longnecker Associates (“Longnecker”), during its deliberations on the President’s compensation in October 2007. Similarly, the President considered published compensation survey data during his review of compensation for the other Named Executive Officers in October 2007. Actual compensation for the Named Executive Officers for calendar year 2007 was not available at that time; therefore, Longnecker based its presentation on 2006 Base Salary, Total Cash, Long-term Incentive Compensation and Total Direct Compensation, and assumed a 10% increase in base salary for the Named Executive Officers and a 4.2% increase in base salary in calculating the Market Reference Points. ATP maintains that our disclosure regarding benchmarking meets the requirements of Item 402(b)(2)(xiv) of Regulation S-K, which does not mandate the disclosure of each executive officer’s compensation versus the benchmark. With regard to actual 2007 compensation versus the Market Reference Points, neither the Compensation Committee nor the President had this information available at the time that compensation decisions were made in the fall of 2007. Therefore, ATP asserts that such information is not a material element of our compensation program and is not required to be disclosed pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Executive Compensation Components -Base Salary, page 16

9.	You state that adjustments to base salaries for your named executive officers are “made on an as-needed basis” and you state in general terms some of the considerations that are taken into account. However, your discussion does not explain what adjustments were made in 2007 for each named executive officer and the reasons for each individual adjustment. Please augment your discussion to address this issue.

5 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

Response:

Certain adjustments were made to base salaries during 2007 consistent with ATP’s objectives of attracting, motivating and retaining highly qualified executive officers to lead our company. Ensuring that executives’ salaries remain competitive with our Peer Group and the industry generally is critical to achieving these objectives. Effective December 1, 2007, upon recommendation of the Compensation Committee, the independent members of the Board voted to increase the salary of Mr. Bulmahn, ATP’s founder and then-current President. His salary had not been increased since August 1, 2002. The Compensation Committee and the Board recognized Mr. Bulmahn’s critical role in the growth and success of ATP over that time period, as well as the extent to which his base salary was out of line with the Market Reference Points.

The President determined increases to base salaries, effective October 1, 2007, for the other Named Executive Officers, based upon individual performance and responsibilities, market competitive compensation data, and competition in the industry. No specific formula was applied; the President made a subjective determination after considering all these factors as a whole.

We do not believe the specific dollar increases to base salary awarded in 2007 are required to be disclosed by Item 402 of Regulation S-K, and therefore, submit that no further disclosure is necessary. In future filings we will disclose the effective date of any increases in base salaries to aid in understanding of the information in the Summary Compensation Table. The year to year disclosures of base salary in the Summary Compensation Table provide investors a clear picture of the extent to which each executive’s base salary changes on an annualized basis. Further, we believe that disclosure of the reasons and subjective analysis behind each individual adjustment would seriously compromise the confidential nature of the employment relationship with each individual officer and would result in the potential harms discussed above.

Executive Compensation Components -Annual Bonus, page 16

10.	You discuss an ATP All-Employee Bonus Policy and an ATP Discretionary Bonus Policy, which you describe as providing cash incentive compensation to named executive officers (other than the President) and other employees. These items are not on the exhibit list of your Form 10-K filing. Please explain why they are not filed as exhibits; please refer to Item 601(b)(10)(iii) of Regulation S-K.

Response:

The ATP All-Employee Bonus Policy and the ATP Discretionary Bonus Policy have not been filed as exhibits to ATP’s Annual Report on Form 10-K because the policies are generally available to all ATP employees and as such, fall within the exception of Item 601(b)(10)(iii)(C)(4) of Regulation S-K.

11.	You state on page 16 and page 20 that bonuses under the ATP All-Employee Bonus Policy for the named executive officers other than the President are determined

6 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

periodically by the President based upon company performance, individual performance, the individual’s years of service with the Company, and relative base salary, with individual performance receiving the most significant weighting. You indicate on page 20 that a formula may be involved. However, you omit the formula, and you omit the Company and individual performance goals or targets for the named executive officers. Please revise to disclose all qualitative and quantitative performance targets or goals established during 2007 and for 2008 under the ATP All-Employee Bonus Policy. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Provide similar disclosure with respect to all qualitative and quantitative performance targets or goals established with regard to the President’s annual bonus during 2007 and for 2008.

Response:

No specific qualitative or quantitative targets or goals were established for 2007 under the ATP All-Employee Bonus Policy. Each year, a subjective determination has been made by the President as to whether ATP’s performance warrants payment of bonuses and bonuses are then determined based upon individual performance, the individual’s years of service with ATP and relative base salary. Similarly, no specific qualitative or quantitative targets or goals were established for the President’s annual bonus for 2007. The President’s 2007 bonus was awarded under the ATP Discretionary Bonus Policy. No qualitative or quantitative targets were set for 2008. In future filings, we will disclose whether qualitative and quantitative performance targets or goals have been established and if so, identify them if such disclosure would not result in substantial competitive harm to ATP.

12.	You state on page 16 and page 20 that bonuses under the ATP Discretionary Bonus Policy for named executive officers other than the President are awarded by the President to reward exemplary individual performance. You state on page 20 that the bonus is discretionary in amount. Please explain why each named executive officer received the amount that he did.

Response:

The President’s bonus in 2007 was awarded by the Board, upon recommendation of the Compensation Committee, under the ATP Discretionary Bonus Policy, based upon his continued vision and leadership role in the outstanding success of ATP in 2007. The Committee considered various factors, including oil and natural gas reserve replacement ratio, oil and natural gas production levels, and development project success rates, although no specific weight was given to any particular factor and no specific quantitative targets were set. ATP’s performance in these areas in 2007 was disclosed in our 2008 proxy statement.

7 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

Bonuses were awarded in 2007 to the Named Executive Officers other than the President under both the ATP Discretionary Bonus Policy and the ATP All-Employee Bonus Policy. The All-Employee Bonus Policy awards are discussed in response to Comment 11 above. With respect to the ATP Discretionary Bonus Policy, no specific individual qualitative or quantitative targets or goals were established. In future filings, we will disclose whether qualitative and quantitative performance targets or goals have been established and if so, identify them if such disclosure would not result in substantial competitive harm to ATP. The bonuses were awarded by the President, in his discretion, as permitted by the Policy, to “share the success achieved by the Company with its employees who demonstrate exemplary performance.” The bonuses shown in the Summary Compensation Table reflect the significant contributions of these executives to ATP’s success. ATP believes that disclosure of the President’s subjective analysis of each executive’s performance would compromise the confidential nature of the employment relationship and could result in the potential harms cited above. ATP further submits that such information is not material to an investor’s understanding of ATP’s compensation program.

Executive Compensation Components Long-term Incentive Compensation, Page 17

13.	You describe here and in the narrative discussion on pages 19 and 20, in general terms, the provisions that may apply to equity compensation awards under the 2000 Stock Plan but you do not describe the specific provisions that apply to the stock awards made to your named executive officers in 2007, such as the specific performance targets (if any) and vesting periods that apply to these awards. If there are any performance targets or goals that apply to the stock awards, please disclose all qualitative and quantitative performance targets or goals established for the stock awards. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.

Response:

On February 19, 2007, a grant of 58,207 shares of restricted stock was awarded to Mr. Bulmahn, then-current President. These shares vest as follows: 50% on 11/1/07; 25% on 11/1/08; and 25% on 11/1/09. On December 21, 2007, restricted shares were granted to Mr. Tate, Chief Operating Officer (23,000), Mr. Reese, Chief Financial Officer (18,000) and Mr. Godwin, Chief Accounting Officer (17,000). These shares vest as follows: 25% on 1/1/09; 25% on 1/1/10 and 50% on 1/1/11. In future filings, we will disclose applicable vesting periods. These stock awards were not awarded based upon specific performance targets or goals. The awards were based upon a subjective determination by the President with respect to the other Named Executive Officers, or by the independent members of the Board, upon recommendation of the Compensation Committee, with respect to the President, following review of the individual’s contribution to overall company performance and the individual’s overall compensation package. In future filings, we will disclose whether qualitative and quantitative performance targets or goals have been established and if so, identify them if such disclosure would not result in substantial competitive harm.

8 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

Executive Compensation Component –”Home Sweet Home” Employee Challenge, page 18.

14.	You describe a “Home Sweet Home Employee Challenge,” which appears to be a form of non-equity incentive plan, and you describe in detail the relevant time period for the Challenge and the performance goals that must be attained in order for awards to be made under the plan. However, you omit any discussion of the amounts of potential awards under the plan for the named executive officers. Please add this disclosure, and please also review the issue of whether disclosure about this plan should be included in the “Grants of Plan-Based Awards Table” in future filings. See Item 402(d) of Regulation S-K.

Response:

Pursuant to the “Home Sweet Home” Employee Challenge plan, the aggregate amount of an individual award will not exceed $28,000. This limit also applies to the Named Executive Officers and will be disclosed in future filings. In future filings we will also disclose that Mr. Bulmahn and Mr. Tate have not participated in this challenge and would not be entitled to an award if the performance targets are met. If the performance targets are met, in future filings the award will be disclosed in both the Grant of Plan-Based Awards table and in the Non-Equity Incentive Compensation column of the Summary Compensation Table.

Summary Compensation Table, page 18

15.	You disclose amounts in the “Bonus” column for 2007 and 2006 and in the “Non¬ Equity Incentive Plan Compensation” column for 2006. You explain that the 2006 amounts in the “Non-Equity Incentive Plan Compensation” column relate to the value of a Volvo S60 awarded due to achievement of company targets during the period from January 1, 2005 through March 31, 2006, and you describe in detail the targets that were achieved. However, with regard to other 2007 and 2006 amounts, please review the issue of whether these amounts belong in the “Bonus” column or the “Non-Equity Incentive Plan Compensation” column. Please refer to the definitions of “plan,” “incentive plan” and “non-equity incentive plan” in Item 402(a)(6) of Regulation S-K to determine whether the ATP All-Employee Bonus Plan is a non-equity incentive plan. Also, please identify in footnotes which portion of the amount for each named executive officer relates to the ATP All-Employee Bonus Policy and which portion relates to the ATP Discretionary Bonus Policy.

Response:

In compliance with Item 402(c)(2) of Regulation S-K, amounts disclosed under the “Bonus” column of the Summary Compensation Table for 2006 and 2007 reflect bonuses that were awarded to the Named Executive Officers under both the ATP All-Employee Bonus Policy and the ATP Discretionary Bonus Policy, as applicable. These bonus policies are not based upon the attainment of certain specified performance measures, in comparison to the Volvo Challenge Plan, and therefore, the amounts are not disclosed under the “Non-Equity Incentive Plan Compensation” column. All of the Named Executive Officers, other than the President, received bonuses in 2007 under both policies. The President’s bonus was granted under the

9 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

ATP Discretionary Bonus Policy. We see no requirement in Item 402(c)(2)(iv) of Regulation S-K to break out, for those officers who received bonuses under both policies, the amount attributable to each policy; therefore, we submit that no further disclosure is required.

Potential Payments upon Termination or Change in Control

16.	With regard to the table entitled “Potential Payments Upon Termination or a Change of Control,” it is not clear whether this table includes all of the amounts that would have been payable upon a change in control or a termination without cause or for good reason, or only some of the amounts. For example, with regard to the President, the amount of $6,825,802 appears in the column entitled “Change in Control Lump Sum Payment,” the amount of $604,159 appears in the column entitled “Termination Without Cause or for Good Reason Lump Sum Payment,” and the amount of $41,704 appears in the column entitled “Change in Control and Termination Without Cause or for Good Reason Benefits.” Footnote (1) to the first two columns states as follows: “This payment would be based on annual base salary rates for each Named Executive Officer as of December 31, 2007 and assumes no bonus payments after December 31, 2007.” However in the narrative discussion above the table, you note that the President would have received accelerated vesting of restricted stock in the amount of $3,113,466 in the event of either a change in control or a termination without cause or for good reason. Also, you indicate that in the event of a change of control the President would be entitled to a tax gross-up of $293,831. And in the narrative discussion of the President’s employment agreement you State that in the event of a change of control, in addition to a lump payment 2.99 times his salary, he would be entitled to a pro rata incentive compensation payment in accordance with his Employment Agreement. Do the amounts in the table include all of the amounts mentioned in the narrative? If not, what amounts are missing from the table? If any amounts are missing, please revise the table so that it gives investors a complete picture of the potential payments.

Response:

Not all amounts discussed in the narrative preceding the Potential Payments Upon Termination or Change in Control table were included in the table; therefore, in response to the Staff’s comment, ATP will revise its Potential Payments Upon Termination or a Change in Control table in future filings to include all cash payments that would be made upon the triggering event (where calculable), as shown in the table for the year ended December 31, 2007 that is attached as Exhibit A to this letter. Noncash benefits will be disclosed in future filings in narrative form either preceding or following the table, consistent with the narrative in Exhibit A.

Engineering Comments

Form 10-K filed March 7, 2008

Our Business Strategy, page 5

17.	You state that you added 280.8 BCFe in the last three years through acquisitions and that development costs for this same period were $1.688 billion. From this disclosure it appears that these development costs were utilized only to develop the acquired reserves of 280.8 BCFe. Please modify your disclosure as necessary to clarify.

10 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

Response:

Our Business Strategy disclosure of the amount spent over the prior three-year period for acquisitions and for development activities is intended to support our claim that we are able to minimize up-front acquisition costs and concentrate available capital on the development phase of our properties. Included in the Business Strategy discussion is “…we have added 280.8 Bcfe of proved oil and natural gas reserves through acquisitions at a total cost of $141.0 million…”. As both the $141.0 million of acquisition costs and the $1.688 billion of development costs agree with the “Costs Incurred” table in the Oil and Gas Reserves and Related Financial Data (Unaudited) schedules, we believe that it is clear, in context, that the development cost figure disclosed relates to all properties, not only to acquired properties. In future filings we will clarify any amounts that we believe could be confusing to the reader.

Risk Factors, page 14

Our Gulf Coast properties are subject to rapid production declines, page 18

18.	You provide a general warning that production from your Gulf Coast properties will decline at a more rapid rate than properties in other regions. Please expand your disclosure to include the actual decline rates that you are experiencing in your developed deepwater fields or have estimated in your reserve report for your proved reserves in your undeveloped deepwater fields. The risk factors should include material information that is specific to you under Item 503(c) of Regulation S-K.

Response:

ATP will revise its risk factor in future filings to include the decline rate as sought by this comment. Had we included this information in the Form 10-K for the period ended December 31, 2007 the first paragraph of the subject risk factor would have appeared as follows:

“Production of reserves from reservoirs in the Gulf of Mexico generally declines more rapidly than production from reservoirs in many other producing regions of the world. As of December 31, 2007, we have projected normalized annual decline rates of 44% for gas and 35% for oil in our Gulf of Mexico undeveloped deepwater fields. While this results in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial years of production, we must incur significant capital expenditures to replace declining production.”

Commitments and Contingencies, page F-23

19.	You state that you acquire properties with little or no upfront costs, but with a commitment to make payments out of future production, if any. You appear to be describing a future production payment. If so, please tell us if you reduce, or are planning to reduce, your next production and reserves by the volumes you are delivering to the seller for payment of these obligations. If not, please tell us why not.

11 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

Response:

We are describing a contingency, not a production payment. In our Form 10-Q for the quarterly period ended September 30, 2008, we revised the wording of this disclosure, and in future filings we will use the following wording to clarify the type of contingency that we accept from time to time:

“In the normal course of business we occasionally purchase oil and gas properties for little or no up-front costs and instead commit to pay consideration contingent upon the successful development and operation of the properties. The contingent consideration generally includes amounts to be paid upon achieving specified operational milestones, such as first commercial production and again upon achieving designated cumulative sales volumes. At [Date] the aggregate amount of such contingent commitments was $[Amount] million.”

Presentation on ATP Oil & Gas Corporation’s Website

20.	We note that in the C. K. Cooper Small Cap Oil & Gas Conference of February on slide 18, you state that by changing the development plan of the [Telemark] Hub you increased the reserves by 28% even though production had not commenced. First, please tell us the wells that were drilled and the results you obtained to initially book proved reserves. Second, please provide us with the additional details that justify the 28% increase in undeveloped reserves prior to production starting.

Response:

During 2006 ATP acquired Atwater Valley Block 63. Four wells drilled by previous operators penetrated numerous pay sands, which define the hydrocarbon accumulation. The wells are OCS-G 13198 No. 1 ST1, No. 1 ST2, No. 1 ST2BP1 and No. 4. Using the technical data existing from these wells, third-party engineers assigned proved plus probable reserves of 227,473 MMcfe. This is based upon ATP’s year-end 2006 development plan to produce only the two primary oil sands in the field, the E3 and E4 reservoirs, from two wells.

During 2007 ATP re-evaluated the development plan. The revised plan calls for a floating production facility instead of a long subsea tie-back, and a four-well development in which fourteen separate reservoirs will be produced. The third-party engineers assigned proved plus probable reserves of 291,079 MMcfe to the revised development plan, representing an increase of 28% over the prior year estimate.

21.	Please reconcile the increase in reserves reported for the [Telemark] Hub, based on reported reserves in 2007 of 183 BCF on page 24 and the 135 BCF of reserves reported in your 2006 10-K on page 21 for the same property, indicating a 36% increase in proved reserves for this property, with the statement at the Cooper Small Cap Oil & Gas Conference that you increased reserves at the [Telemark] Hub by 28%.

12 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

Response:

The reserves reported in the Form 10-K (183 Bcfe on page 24 of the 2007 10-K and the 135 Bcfe on page 21 of the 2006 10-K) are labeled net proved reserves. Slide number 18, Telemark Hub – Reserve Summary, from the C. K. Cooper Small-Cap Oil and Gas Conference is labeled proved plus probable reserves. While proved reserves increased 36%, probable reserves increased at a much lower rate, yielding an overall increase in proved plus probable reserves of 28%.

As you requested, we acknowledge:

•	The management of ATP Oil and Gas Corporation is responsible for the adequacy and accuracy of the disclosures in its public filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	ATP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call me at 713-403-5514.

Sincerely,
ATP Oil & Gas Corporation

/s/ Albert L. Reese Jr.
Albert L. Reese Jr.
Chief Financial Officer

13 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

EXHIBIT A

Potential Cash Payments Upon Termination

or a Change in Control

as of December 31, 2007

Name	Change in Control Lump Sum Payment ($)(1)	Termination without Cause or for Good Reason Lump Sum Payment ($)(1)	Change in Control and Termination without Cause or For Good Reason Benefits ($)(2)	Outplacement Services ($)(3)	Tax Gross-up Payment ($)(4)
T. Paul Bulmahn	6,825,802	604,149	41,704	50,000	293,831
Gerald W. Schlief (5)	957,599	391,192	28,854	—	—
Leland E. Tate	1,303,193	414,781	3,469	—	—
Albert L. Reese Jr.	1,078,654	280,559	28,854	—	81,509
Keith R. Godwin	1,037,410	278,346	34,894	—	—

(1)	This payment would be based on annual base salary rates for each Named Executive Officer as of December 31, 2007 and assumes no bonus payments after December 31, 2007. If a change in control were to occur mid-year rather than on 12/31, each of the Named Executive Officers would also be entitled to a pro-rata portion of his incentive compensation for the year in which the change occurred. The above calculations do not include actual salary and bonus paid for 2007, which are set forth in the Summary Compensation Table.
(2)	Represents the aggregate estimated value of the health, dental, life and disability insurance benefits as of December 31, 2007, which would be paid monthly over a three-year period for Mr. Bulmahn and a 12-month period for the other Named Executive Officers.
(3)	Upon the occurrence of any of the events listed in the table, or upon disability, Mr. Bulmahn would receive outplacement services for one year, with an estimated value of $50,000.
(4)	Assuming termination and a change in control occurred on December 31, 2007, Mr. Bulmahn and Mr. Reese would be entitled to the respective estimated payments set forth in the table above as compensation for amounts payable under section 4999 of the Internal Revenue Code of 1986. This estimated amount is based on a section 4999 excise tax rate of 20% and a 35% federal income tax rate. Based on the amounts in the table below, no other Named Executive Officer would have any section 4999 liability and, therefore no other Named Executive Officer would receive compensation in this regard.
(5)	Mr. Schlief retired effective December 31, 2007. His retirement did not trigger any of the above potential payments pursuant to his Employment Agreement, which terminated upon his retirement. Effective January 1, 2008, ATP entered into a Consulting Agreement with Mr. Schlief, pursuant to which he is entitled to a lump sum payment of $400,000, health care benefits for 2008, and consulting fees of $300 per hour. Outstanding equity awards for Mr. Schlief as of December 31, 2007, as reflected in the Outstanding Equity Awards At Fiscal Year End Table on page 23 of this proxy statement were not affected.

14 of 15

ATP Oil & Gas Corporation

Response to Comment Letter Dated October 29, 2008

Upon the occurrence of any of the events listed in the above table, or upon death or disability of the Named Executive Officer, in addition to the cash payments reflected in the table, all unvested restricted shares of Common Stock previously awarded to each Named Executive Officer would vest. The value of the unvested restricted shares that would have vested, as of December 31, 2007, was $3,113,466 (Mr. Bulmahn), $285,854 (Mr. Schlief), $1,452,519 (Mr. Tate), $1,101,721 (Mr. Reese) and $1,038,344 (Mr. Godwin) (all based on the $50.54 per share closing price for ATP’s Common Stock on the NASDAQ Global Select Market on December 31, 2007). In addition, upon change of control as defined in the ATP 2000 Stock Plan, all unvested stock options previously awarded to each Named Executive Officer would vest, as they would for all employees. The value of the unvested stock options that would have vested in the event of a change of control as of December 31, 2007, was $300,500 (Mr. Schlief), $601,000 (Mr. Tate), $300,500 (Mr. Reese), and $375,625 (Mr. Godwin) (all based on the $50.54 per share closing price for ATP’s Common Stock on the NASDAQ Global Select Market on December 31, 2007). These noncash amounts are not reflected in the table above.

15 of 15